UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70085

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Opportune Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

711 Louisiana Street, STE 3100
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Kohl	713-237-2525	dkohl@opportune.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

506 Carneige Center, Suite 400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Kohl _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Opportune Partners LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Daniel Kohl_ _____

Title:
Chief Executive Officer and President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OPPORTUNE PARTNERS LLC
2025
AUDITED FINANCIAL STATEMENTS

PUBLIC REPORT

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Opportune Partners LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Opportune Partners LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

Houston, Texas
March 2, 2026

WithumSmith+Brown, PC   5847 San Felipe Street, Suite 2600, Houston, TX 77057-3439   **T** (713) 860 1400   **F** (713) 355 3909   withum.com

AN INDEPENDENT MEMBER OF HLB – THE GLOBAL ADVISORY AND ACCOUNTING NETWORK


OPPORTUNE PARTNERS LLC
Statement of Financial Condition
December 31, 2025


ASSETS

Cash	$ 3,029,188
Accounts receivable	30,000
Prepaid expenses	7,116
TOTAL ASSETS	**$ 3,066,304**

LIABILITIES AND MEMBER'S CAPITAL

Liabilities

Accounts payable and accrued expenses	$ 47,178
Bonus payable	2,500,000
Franchise tax accrual	22,847
TOTAL LIABILITIES	2,570,025
Member's Capital	496,279
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 3,066,304**

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

OPPORTUNE PARTNERS LLC, (Company) is a limited liability company organized in the State of Texas in January 2018 to provide investment banking services, including acquisitions, divestitures and mergers advisory, debt and equity private placements, restructuring and fairness opinion services. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

Significant Accounting Policies:

Basis of Accounting and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company adopted Accounting Standards Codification, ASC 280, *Segment Reporting* in 2024. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of advisory services. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or to pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business. The Company maintains its operating cash at a financial institution. At December 31, 2025, there were no cash equivalents.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

<u>Concentration in Revenue</u>

During the year ended December 31, 2025, 73% of the Company's operating revenue came from one customer. Due to the nature of the Company's business, it is reasonably possible that the loss of a customer or the default on receivables due from customers could have an adverse effect on the Company's results of operations and financial condition.

<u>Accounts Receivable</u>

Accounts receivable are stated at the amount the Company expects to collect. At December 31, 2025, accounts receivable totaled $30,000. The Company evaluated its financial assets subject to ASC 326 and determined that its trade receivables, which are short-term in nature and primarily consist of advisory fees and reimbursable expense receivables, did not result in material expected credit losses. Accordingly, no allowance for credit losses was recorded as of December 31, 2025.

<u>Fair Value of Financial Instruments</u>

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

<u>Income Taxes</u>

The Company is a single-member limited liability company and is treated as a disregarded entity for federal and applicable state income tax purposes. Accordingly, the income or loss of the Company is reported on the income tax return of its sole member, and no provision for income taxes has been reflected in the accompanying financial statements.

The Company applies the provisions of ASC 740 related to accounting for uncertain tax positions, which prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. A tax position is recognized only if it is more likely than not that the position will be sustained upon examination, based on the technical merits of the position. The amount recognized is the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement.

Because the Company is treated as a disregarded entity, its tax attributes are reported in the income tax returns of its sole member, and the Company is not subject to income tax examinations by taxing authorities as a separate entity. Management has evaluated the tax positions of the Company in accordance with ASC 740 and has concluded that there are no uncertain tax positions that require recognition or disclosure in these financial statements as of December 31, 2025.

Revenue Recognition

The Company recognizes revenues in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. Under this guidance, the Company recognizes revenue from sales when performance obligations under the terms of a contract with a customer are satisfied by analyzing exchanges with its customers using a five-step approach (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract(s); (3) determine the transaction price; (4) allocate the transaction price to the performance obligation(s) in the contract(s); and (5) recognize the revenue when (or as) the Company satisfies a performance

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

obligation. Such revenue is recorded at the amount of consideration expected to be received in exchange for the transfer of goods and services to its customers.

The majority of the Company's revenue arrangements generally consist of a single performance obligation. Consulting fees are substantially reported based on an hourly rate (or other arranged billing schedule). The Company records advisory fee revenues over time, gross of related expenses, because the customer is receiving and consuming the benefits provided by the Company. Merger and acquisition success fee engagements have initial upfront fees which are earned under the terms of the contract. Any other fees are success based and are recognized at the close of the transaction at a point in time when considered earned. Occasionally, the Company receives advances or deposits from our customers, before revenue is recognized, resulting in contract liabilities. These deposits are liquidated when revenue is recognized.

	December 31, 2025	January 1, 2025
Accounts receivable	$ 30,000	$ 1,122,803
Contract liabilities	$ -	$ -

Note 2 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company was in compliance with $2,570,025 of aggregate indebtedness and net capital of $459,163 (see Schedule I), with a required minimum net capital of $171,336. The Member's net capital ratio was 5.6 to 1.

Note 3 - <u>Concentration of Credit Risk</u>

The Company has significant cash balances at one national bank which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Note 4 - <u>Contingencies</u>

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 5 - <u>Transactions with Related Party</u>

Opportune LLP is the parent of the Company's sole member. The Company paid monthly expenses to Opportune LLP through the Office and Administrative Services Agreement of $3,194,680 based on actual expenses incurred for the year ended December 31, 2025. During the period from January 1, 2025 through December 31, 2025, the Company's member made no contributions and made distributions totaling $2,651,339 from the company. At December 31, 2025, $39,528 was due to Opportune LLP, which is included within accounts payable and accrued expenses on the statement of financial condition.

Note 6 - <u>Accruals</u>

The Company has recorded a $2,500,000 staff bonus liability based on the employee agreements.

Note 7 - <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2025, through March 2, 2026, the date which the financial statements were available to be issued. There were no subsequent events to recognize or disclose.